Exhibit 12.1


                                         OCWEN FINANCIAL CORPORATION AND SUBSIDIARIES
                                           COMPUTATION OF EARNINGS TO FIXED CHARGES
                                                    (DOLLARS IN THOUSANDS)


                                                                     2001         2000         1999        1998         1997
                                                                  ---------    ---------    ---------   ---------    ---------
Earnings:
  (Loss) income from continuing operations before
    income taxes and extraordinary gain (1) ...................   $ (45,557)   $  (8,564)   $  23,973   $ (32,805)   $  99,538

Add:
  Interest expensed and capitalized, except interest on
    deposits, and amortization of capitalized debt expenses ...      42,738       84,897       72,765      84,596       44,137
  Interest on deposits ........................................      59,967       98,224       98,370     116,584      122,070
  Interest component of rental expense ........................       1,176        1,124        2,032       2,135          958
                                                                  ---------    ---------    ---------   ---------    ---------
  Total fixed charges (2) .....................................     103,881      184,245      173,167     203,315      167,165
                                                                  ---------    ---------    ---------   ---------    ---------
Earnings for computation purposes .............................   $  58,324    $ 175,681    $ 197,140   $ 170,510    $ 266,703
                                                                  =========    =========    =========   =========    =========

Ratio of earnings to fixed charges:
  Including interest on deposits (3) ..........................          (4)          (4)        1.13          (4)        1.58
  Excluding interest on deposits (3) ..........................          (5)          (5)        1.33          (5)        3.39


(1) Earnings represents pre-tax income from continuing operations before extraordinary gain, adjusted for losses and undistributed income of equity investees.

(2) Fixed charges represent total interest expensed and capitalized, including and excluding interest on deposits, amortization of capitalized debt expenses, as well as the interest component of rental expense.

(3) The ratios of earnings to fixed charges were computed by dividing (x) income from continuing operations before income taxes and extraordinary gains, adjusted for losses and undistributed income of equity investees plus fixed charges by (y) fixed charges.

(4) Due to our losses in 2001, 2000 and 1998, the ratio of earnings to fixed charges was less than 1:1. We would have had to have generated additional earnings of $46,342, $9,305 and $34,117, respectively, to achieve a coverage of 1:1.

(5) Due to our loss in 2001, 2000 and 1998, the ratio of earnings to fixed charges was less than 1:1. We would have had to have generated additional earnings of $45,557, $8,564 and $32,805, respectively, to achieve a coverage of 1:1.